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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                   ----------

                                  M/A/R/C INC.
                            (Name of Subject Company)

                           ARMSTRONG ACQUISITION CORP.
                                       and
                               OMNICOM GROUP INC.
                                    (Bidders)

                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                    552914103
                      (CUSIP Number of Class of Securities)

                              Barry J. Wagner, Esq.
                               Omnicom Group Inc.
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                   ----------

                                    Copy to:
                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 326-3939

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                            Calculation of Filing Fee
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     Transaction Valuation*                           Amount of Filing Fee**
--------------------------------------------------------------------------------
          $124,998,500                                      $25,000
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*     Estimated for purposes of calculating the filing fee only. Such amount was derived by multiplying $20.00, the amount offered for each common share, par value $1.00 per share (the "Shares"), of M/A/R/C Inc. by the sum of
      (i) 5,240,185, representing all of the Shares that were issued and outstanding as of September 30, 1999, (ii) 853,240, representing all of the Shares reserved for issuance upon the exercise of all outstanding options to purchase Shares, and (iii) 156,500, representing all of the Shares reserved for issuance upon the exercise of outstanding warrants.

**    1/50th of 1% of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not Applicable          Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable            Date Filed:  Not Applicable

                                Page 1 of 5 Pages
                      (Exhibit Index is located on Page 5)

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

      This Tender Offer Statement on Schedule 14D-1 is filed by Omnicom Group Inc. ("Parent") and Armstrong Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding common shares (the "Shares") of M/A/R/C Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated October 4, 1999 (the "Offer To Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

      The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

 Item 1.  Security and Subject Company

      (a) The name of the subject company is M/A/R/C Inc. The address of its principal executive offices is 7850 North Belt Line Road, P.O. Box 650083 Irving, Texas 75063. The telephone number of the Company at such location is
(972) 506-3400.

      (b) The information set forth on the cover page and under "Introduction" in the Offer To Purchase is incorporated herein by reference.

      (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer To Purchase is incorporated herein by reference.

Item 2.  Identity and Background

      (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 ("Certain Information Concerning Purchaser and Parent") and in Schedule I of the Offer To Purchase is incorporated herein by reference.

      (e)-(f) None of Purchaser, Parent or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer To Purchase has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item  3. Past Contacts, Transactions or Negotiations with the Subject Company

      (a)-(b) The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer") and
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration

      (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer To Purchase is incorporated herein by reference.

      (c) Not applicable.

Item  5. Purpose of the Tender Offer and Plans or Proposals of the Bidder

      (a)-(e) The information set forth under "Introduction" and in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters") and in
Section 13 ("Dividends and Distributions") of the Offer To Purchase is incorporated herein by reference.

      (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Exchange Listing and Exchange Act Registration and Qualification of Shares as Margin Securities") of the Offer To Purchase is incorporated herein by reference.


                               Page 2 of 5 Pages

Item 6.  Interest in Securities of the Subject Company

      (a)-(b) The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer To Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

      The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to be Compensated

      The information set forth under "Introduction" and in Section 16 ("Fees and Expenses") of the Offer To Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders

      The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer To Purchase is incorporated herein by reference.

Item 10.  Additional Information

      (a) The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

      (b)-(c) The information set forth under "Introduction" and in Section 14 ("Certain Conditions of the Offer") and Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer To Purchase is incorporated herein by reference.

      (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Exchange Listing and Exchange Act Registration and Qualification of Shares as Margin Securities") of the Offer To Purchase is incorporated herein by reference.

      (e) To the knowledge of Parent and Purchaser, no legal proceedings relating to the Offer and the Merger required to be disclosed in Item 10(e) of
Schedule 14D-1 are pending or have been instituted.

      (f) The information set forth in the Offer To Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits

(a)(1)   Offer To Purchase, dated October 4, 1999
(a)(2)   Letter of Transmittal
(a)(3)   Notice of Guaranteed Delivery
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6) Form of Letter to Participants in the Dividend Reinvestment Plan of M/A/R/C Inc.
(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(8) Text of Joint Press Release of Omnicom Group Inc. and M/A/R/C Inc., dated October 1, 1999
(b)      Not applicable.
(c)(1) Agreement and Plan of Merger, dated September 30, 1999, among M/A/R/C Inc., Omnicom Group Inc. and Armstrong Acquisition Corp.
(c)(2) Tender, Voting and Option Agreement, dated September 30, 1999, among Omnicom Group Inc., Armstrong Acquisition Corp., M/A/R/C Inc., certain Shareholders of M/A/R/C Inc. and certain of such Shareholders' spouses
(c)(3) Confidentiality Agreement, dated December 17, 1998, between Omnicom Group Inc. and M/A/R/C Inc.
(d)      Not applicable
(e)      Not applicable
(f)      Not applicable


                               Page 3 of 5 Pages

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 1, 1999                 ARMSTRONG ACQUISITION CORP.

                                       By: /s/ Barry J. Wagner
                                          --------------------------------------
                                          Name: Barry J. Wagner
                                          Title:  Secretary


                                       OMNICOM GROUP INC.

                                       By: /s/ Barry J. Wagner
                                          --------------------------------------
                                          Name: Barry J. Wagner
                                          Title:  General Counsel and Secretary


                               Page 4 of 5 Pages

                                 EXHIBIT INDEX

EXHIBIT                              DESCRIPTION
-------                              -----------
(a)(1)   Offer To Purchase, dated October 4, 1999
(a)(2)   Letter of Transmittal
(a)(3)   Notice of Guaranteed Delivery
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6) Form of Letter to Participants in the Dividend Reinvestment Plan of M/A/R/C Inc.
(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(8) Text of Joint Press Release of Omnicom Group Inc. and M/A/R/C Inc., dated October 1, 1999
(b)      Not applicable.
(c)(1) Agreement and Plan of Merger, dated September 30, 1999, among M/A/R/C Inc., Omnicom Group Inc. and Armstrong Acquisition Corp.
(c)(2) Tender, Voting and Option Agreement, dated September 30, 1999, among Omnicom Group Inc., Armstrong Acquisition Corp., M/A/R/C Inc., certain Shareholders of M/A/R/C Inc. and certain of such Shareholders' spouses
(c)(3) Confidentiality Agreement, dated December 17, 1998, between Omnicom Group Inc. and M/A/R/C Inc.
(d)      Not applicable
(e)      Not applicable
(f)      Not applicable


                               Page 5 of 5 Pages